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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2015

SEC FILE NUMBER
8-68905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4546 Corporate Drive, Suite 100
(No. and Street)

West Des Moines (City) Iowa (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlen Dykhuis (515)221-4845
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

699 Walnut Street, Suite 1300, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/14

OATH OR AFFIRMATION

I, William Lowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Financial Network, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARCIA SCOTT
Commission Number 770161
My Commission Expires
10/11/17

William Lowe
Signature

President
Title

Marcia Scott
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMMONS FINANCIAL NETWORK, LLC

FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION, AND EXEMPTION REPORT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014 AND ACCOMPANYING REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SAMMONS FINANCIAL NETWORK, LLC
INDEX
DECEMBER 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Sammons Financial Network, LLC

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in member's equity, and cash flows, present fairly, in all material respects, the financial position of Sammons Financial Network, LLC at December 31, 2014 and the results of its operations and its cash flows for the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedules is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in al material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 699 Walnut Street Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	6,056,619
Receivable from funds		897,826
Receivable from affiliates		946,900
Prepaid expenses		62,993
Total assets	$	7,964,338
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	534,609
Commissions payable		12,950
Payable to affiliates		1,576,603
Total liabilities		2,124,162
Member's equity		5,840,176
Total liabilities and member's equity	$	7,964,338

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Distribution fees	$ 13,696,896
Other	2,427,821
Total revenues	16,124,717
EXPENSES	
Employee compensation and benefits	7,595,577
Administrative fees	7,740,787
Commissions	7,696,134
Regulatory and licensing	106,563
Other	2,501,181
Total expenses	25,640,242
Net loss	$ (9,515,525)

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Retained Deficit	Member's Contributions	Total
Balance at December 31, 2013	$ (28,694,299)	$ 34,050,000	$ 5,355,701
Net loss	(9,515,525)	-	(9,515,525)
Contributions from member	-	10,000,000	10,000,000
Balance at December 31, 2014	$ (38,209,824)	$ 44,050,000	$ 5,840,176

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES	
Net loss	$ (9,515,525)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Increase in receivable from funds	(361,245)
Increase in receivable from afffiliates	(99,268)
Increase in prepaids	(17,745)
Increase in acccounts payable and accrued expenses	186,304
Decrease in commissions payable	(41,060)
Decrease in payable to affiliates	(713,659)
Net cash used in operating activities	(10,562,198)
FINANCING ACTIVITIES	
Contributions from Member	10,000,000
Net increase in financing activities	10,000,000
Net decrease in cash and cash equivalents	(562,198)
CASH AND CASH EQUIVALENTS	
Beginning of year	6,618,817
End of year	$ 6,056,619

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sammons Financial Network, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. ("Member") as managing member. The Member is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. ("SEI").

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA is the Company's designated self regulatory organization.

The Company engages in the wholesaling and/or distribution of mutual funds and variable annuity products. The Company's primary business is to serve as a wholesaling firm in connection with the sale of Registered Products. The Company is registered in 52 states and/or territories with one branch office.

The Company operates pursuant to SEC Rule 15c3-3(K)(1) as a limited business (sale of mutual funds and/or variable annuities only) broker/dealer.

The Company has evaluated subsequent events for recognition or disclosure through February 27, 2015, which was the date this report was issued, and determined that there were no matters required to be disclosed.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and non-interest bearing deposits held by various banks. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of material loss.

Receivables and Prepaid Expenses

Receivables and prepaid expenses in the statement of financial condition include receivables due from affiliated entities, receivable from operations, and prepaid expenses. Prepaid expenses consist of prepaid licensing and registration fees associated with regulatory requirements.

Revenues and Expenses

Revenues from the distribution of investment company shares are recorded on a trade date basis and are included in distribution fees in the accompanying statement of operations. Post-distribution revenue consist of asset-based fees that are generally based on a contractual rate as a percentage of assets, are recognized when earned and are included in distribution fees in the accompanying statement of operations.

Other revenue in the statement of operations include variable annuity distribution fees and interest income. The distribution fees from variable annuity products are recorded on the trade date in the accompanying statement of operations. The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on deposits.

In the statement of operations, commission expenses are the amounts that are paid to other broker/dealers for commissions. Commission expense is recorded on the trade date.

Other expenses in the statement of operations include various expenses such as consulting, rent, sponsorship, and other expenses in the normal course of business recognized as incurred.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in active, accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. As such, the Company is accounted for as a division of the Member and does not file a separate tax return. Effective January 1, 2014 SEI elected to be treated as a subchapter S corporation and simultaneously elected to treat certain of its eligible subsidiaries, including the Member, as qualified subchapter S subsidiaries. As a result of these elections, the Member, and in turn the Company, are included in SEI's federal S corporation income tax return. Since the

Company's portion of SEI's taxable income is passed through to its sole shareholder, no provision or liability for federal income taxes has been included in the financial statements.

2. SIGNIFICANT ACCOUNTING PRONOUNCEMENT

Revenue from Contracts with Customers

In May 2014, the FASB updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. In addition, the standard requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for interim and annual periods beginning after December 15, 2016 and early adoption is prohibited. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

3. CONTRIBUTIONS FROM MEMBER

The Member of the Company makes periodic contributions based on the cash balances, net capital, and net losses of the Company. Contributions are recognized when paid and included in the Statement of Changes in Member's Equity.

4. RELATED PARTY TRANSACTIONS

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from Midland National Life Insurance Company ("Midland"). Midland is an indirect wholly owned subsidiary of SEI. Midland provides marketing, compliance, and sales assistance to the Company through several of its offices located in the United States of America. These fees are allocated between the Company and other affiliates based on revenues, allocation of time spent, and other variables in accordance with a written agreement. The statement of operations includes $7,595,577 of employee compensation and benefits, $7,740,785 of administrative fees, and $716,316 of other expenses paid to Midland. The Company earned $2,371,570 of variable annuity distribution fees from the distribution of Midland products. Included in payable to affiliate on the statement of financial condition at December 31, 2014 is $1,576,603.

Sammons Retirement Solutions, Inc. ("SRS"), an affiliate through common ownership, pays a mutual fund commission allowance from the sales of the Company's products. Included in the statement of operations are distribution fees of $9,888,425. Included in the receivable from affiliates on the statement of financial condition at December 31, 2014 is $946,900 related to these sales.

The Company paid commissions of $235,410 thru June 30, 2014 to Sammons Securities Company, LLC a registered broker dealer that was an affiliate through common ownership. On July 1, 2014 Sammons Securities, Inc. sold its ownership in Sammons Securities Company, LLC to an unaffiliated 3rd Party. There is no outstanding payable as of December 31, 2014.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to legal and regulatory actions in the ordinary course of its business.

Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position or results of operations.

6. GUARANTEES AND INDEMNIFICATION

The Company enters into representations and warranties which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the potential exposure to be immaterial.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $3,932,457, which was $3,790,846 in excess of its required net capital of $141,611. The Company's ratio of aggregate indebtedness to net capital was .54 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k) (1). The Company is a limited business (mutual fund and/or variable annuities only) broker/dealer.

SUPPLEMENTAL SCHEDULES

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014 **SCHEDULE I**

Net capital		
Total Member's equity qualified for net capital		$ 5,840,176
Deductions and/or charges		
Total nonallowable assets		
Receivable from funds		897,826
Receivable from affiliates		946,900
Prepaid expenses		62,993
Total nonallowable assets		1,907,719
Other deductions and/or charges		-
Net capital before haircuts		3,932,457
Haircuts		-
Net capital		$ 3,932,457
Aggregate indebtedness		$ 2,124,162
Computation of basic net capital requirements		
Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6.67% of aggregate indebtedness)	(A)	$ 141,611
Minimum dollar net capital requirement	(B)	25,000
Net capital requirement (greater of (A) or (B))		141,611
Excess net capital (net capital, less net capital requirement)		3,790,846
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 3,720,041
Ratio of aggregate indebtedness to net capital		.54 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2014.

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014 **SCHEDULE II**

The Company claims exemption under Section (k)(1) of Rule 15c3-3.

There are no material differences between the information above and the information included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2014.

Sammons Financial Network's Exemption Report

Sammons Financial Network (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (1) – Limited business (mutual funds and/or variable annuities only).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) thoughout the most recent fiscal year without exception.

Sammons Financial Network

I, William Lowe , affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

By: William Lowe

Title President

February 27, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Sammons Financial Network, LLC

We have reviewed Sammons Financial Network, LLC's assertions, included in the accompanying Sammons Financial Network, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set for in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Des Moines, IA
February 27, 2015

PricewaterhouseCoopers LLP, 699 Walnut Street Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Susan Meisenheimer CCO 12/31/2013

Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2014

8-068905 FINRA DEC 1/30/2012
SAMMONS FINANCIAL NETWORK LLC
4546 CORPORATE DR STE 100
WEST DES MOINES, IA 50266

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.